UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSANT TO SECTION 13 OR (15d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission File No.: 0-11927

MOTO PHOTO, INC. SALARY SAVINGS PLAN

(Full title of the plan)

Moto Photo, Inc.

(Name of issuer)

4444 Lake Center Drive, Dayton, Ohio 45426

(Address and principal executive office)

Moto Photo, Inc.

Salary Savings Plan

Index

December 31, 2001

Page(s)

Report of Independent Public Accountants 1

Statements of Net Assets Available for Benefits

as of December 31, 2001 and 2000 2

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2001 3

Notes to Financial Statements 4-7

Schedule of Assets Held for Investment Purposes

as of December 31, 2001 8

Signature 9

Exhibit Index 9

Report of Independent Public Accountants

To the Administrative Committee of the

Moto Photo, Inc. Salary Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Moto Photo, Inc. Salary Savings Plan (the Plan) as of December 31, 2001 and 2000 and statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and supplemental schedule are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis method of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, on the modified cash basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole on the basis of accounting described in Note 2.

/s/ Arthur Andersen LLP

Cincinnati, Ohio,

May 2, 2002

Moto Photo, Inc.

Salary Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2001 and 2000

ASSETS	2001	2000

INVESTMENTS, at quoted market prices in an active market (Notes 2 and 3):	$3,002,320	$3,520,484

NET ASSETS AVAILABLE FOR BENEFITS	$3,002,320	$3,520,484

The accompanying notes to financial statements are an integral part of these statements.

Moto Photo, Inc.

Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income (losses):
Interest and dividends	$ 12,424
Net depreciation in fair value of investments (Note 2)	(429,965)
Total investment loss	(417,541)

Contributions:
Participant	286,262
Employer	34,895
Total contributions	321,157
Total additions, net	(96,384)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	(383,985)
Administrative expenses	(37,795)
Total deductions	(421,780)

Net decrease	(518,164)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	3,520,484
End of year	$3,002,320

The accompanying notes to financial statements are an integral part of this statement.

Moto Photo, Inc.

Salary Savings Plan

Notes to Financial Statements

December 31, 2001 and 2000

(1) Plan Description-

The following description of the Moto Photo, Inc. Salary Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

(a) General--The Plan is a defined contribution plan covering substantially all employees of Moto Photo, Inc. (the Company) who have attained age 20.5 and have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Contributions--Each year, participants may elect to contribute up to 20% of their pre-tax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-three pooled separate accounts and Moto Photo Inc. common stock as investment options for participants. The Company may make matching or discretionary contributions to the Plan. Company matching contributions will not exceed 2% of a participant's compensation. All company contributions are invested in a portfolio of investments as directed by the participant. Contributions are subject to certain limitations.
  Participant Accounts--Each participant's account is credited with the participant's elective deferrals and an allocation of (a) the Company's discretionary matching contributions, (b) the Company's discretionary profit sharing contributions, and (c) Plan earnings and charged with an allocation of administrative expenses. Allocations of matching contributions are based on a discretionary percentage of the Participant's salary deferrals. Employer profit sharing contributions are allocated to the accounts of eligible participants in proportion to each such person's age-adjusted compensation. Age-adjusted compensation is determined by multiplying each participant's compensation earned during the Plan year as a participant by the interest factor specified in the Plan document.
  Vesting--Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts occurs on a pro rata basis and is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

(e) Forfeited Accounts--Forfeitures are used to reduce future employer contributions. Approximately $67,000 of the forfeiture balance was utilized by the Plan Sponsor to reduce employer contributions in 2001. At December 31, 2001 and 2000, forfeited nonvested accounts totaled approximately $22,000 and $73,000, respectively. The total amount forfeited by participants during the year ended December 31, 2001 was approximately $14,000.

(f) Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested balance, whichever is less. These loans are secured by the balance in a participants account and bear interest at the prime rate at the date of the loan plus 1.5 percent. Principal and interest is paid ratably through monthly payroll deductions.

(g) Payment of Benefits--Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or an annuity. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(h) Expenses of the Plan--The Company has elected to pay certain administrative expenses of the Plan. The amount of administrative fees paid by the Company during 2001 was approximately $2,100.

(2) Significant Accounting Policies-

(a) Basis of Accounting and Presentation--The accompanying financial statements have been prepared on the modified cash basis of accounting. The modified cash basis reflects the accounting records on a cash basis, with an adjustment to record investments at fair value. Such accounting practices are permitted by the Department of Labor; however, this practice differs from accounting principles generally accepted in the United States. Accordingly, the accompanying financial statements and supplemental schedule are not intended to present net assets and changes in net assets of the Plan on the accrual basis in conformity with accounting principles generally accepted in the United States.

(b) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition--The Plan's investments, except for participant loans, are stated at fair value. The Company's common stock is valued at the last sales price reported on the NASDAQ Over-The-Counter (OTC) Bulletin Board on the last day of the Plan year. Pooled separate accounts, representing shares in mutual funds, are stated at the net asset value as reported by the fund. Investments in other pooled separate accounts are valued at fair value as estimated by the trustee. Participant loans are valued at cost which approximates fair value.

In accordance with Department of Labor regulations, realized and unrealized gains and losses are based on the value of the investments as of the later of the beginning of the plan year or at the time of purchase, if purchased during the year, and are reflected currently in the statement of changes in net assets available for plan benefits.

Purchases and sales of investments are recorded on a trade date basis. Dividend income and interest income is recorded on a cash basis.

(d) Payment of Benefits--Benefits are recorded when paid.

  Investments-

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The following table presents individual investments that represented 5 percent or more of the fair value of assets available for benefits as of December 31:

	2001	2000
TA Stable Value Fund	$ 278,634	$ 299,812
TA Fidelity Equity Income II Fund	382,865	268,226
TA Fidelity Low-Priced Stock Fund	244,443	186,235
TA Janus Fund	206,030	231,173
TA Janus Worldwide Fund	<5%	323,120
TA Putnam Asset Allocation Balanced	259,045	263,633
TA Balanced Fund	316,973	362,720
TA Equity Fund	317,291	398,794
TA Equity Index Fund	215,325	369,118

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Pooled separate accounts	$ (404,770)
Common stock	(25,195)
$ (429,965)

(4) Related-Party Transactions-

Certain Plan investments of pooled separate accounts are sponsored by or managed by the Plan's asset custodian, Transamerica (TA) Life Insurance and Annuity Company. The Plan also invests in the common stock of the Plan sponsor. At December 31, 2001 and 2000, the Plan held 127,059 and 64,926 shares of Moto Photo common stock with a value of $8,894 and $24,347, respectively. These transactions qualify as party-in-interest transactions.

(5) Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6) Tax Status-

The Internal Revenue Service has determined and informed the Company by a letter dated December 19, 1996, that the Plan and related trust, as amended effective December 15, 1994, are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although, the Plan has been amended since receiving the determination letter; the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Financial Condition of Plan Sponsor-

The Plan Sponsor has suffered losses from continuing operations, has negative working capital and negative equity at December 31, 2001, and is in default of several covenants in their borrowing arrangements with both their primary bank and a major vendor that raises substantial doubt about its ability to continue as a going concern. The ability of the Plan Sponsor to continue as a going concern depends upon, among other things, (i) the Plan Sponsor's ability to obtain satisfactory repayment terms on the Plan Sponsor's indebtedness to Fuji, (ii) the Plan Sponsor's obtaining an amendment or waiver from the bank concerning its financial covenants or the bank refraining from accelerating repayment of the Plan Sponsor's indebtedness to the bank, and (iii) the Plan Sponsor's ability to generate sufficient cash from operations and/or other sources to meet its obligations.

The Plan Sponsor believes that its revised organizational structure, adherence to its operational plan, and the closure of unprofitable company stores will provide liquidity to allow the Plan Sponsor to repay its obligations as they become due, assuming no acceleration of indebtedness and no significant decrease in future revenue. The Plan Sponsor's ability to continue as a going concern directly affects its ability to make matching or profit sharing contributions to the Plan and directly affects the value of Plan Sponsor common shares held by participants of the Plan. There were no amounts receivable from the Plan Sponsor at December 31, 2001. See Note 2(c) regarding the value of the Plan Sponsor common shares held in the Plan.

Schedule 4i - Schedule of Assets Held for Investment Purposes

As of December 31, 2001

Identity of Issuer	Description of Investment	Current Value
Pooled separate accounts:
* TransAmerica Life Insurance & Annuity Company	TransAmerica Equity Fund	$ 317,291
* TransAmerica Life Insurance & Annuity Company	TransAmerica Equity Index Fund	215,325
* TransAmerica Life Insurance & Annuity Company	TransAmerica Balanced Fund	316,973
* TransAmerica Life Insurance & Annuity Company	TransAmerica Bond Fund	47,205
* TransAmerica Life Insurance & Annuity Company	TransAmerica Stable Value Fund	278,634
* TransAmerica Life Insurance & Annuity Company	AIM Constellation Fund	25,884
* TransAmerica Life Insurance & Annuity Company	Brandywine Fund	127,103
* TransAmerica Life Insurance & Annuity Company	Fidelity ContraFund	95,363
* TransAmerica Life Insurance & Annuity Company	Fidelity Low-Priced Stock Fund	244,443
* TransAmerica Life Insurance & Annuity Company	Fidelity Equity Income II Fund	382,865
* TransAmerica Life Insurance & Annuity Company	Janus Fund	206,030
* TransAmerica Life Insurance & Annuity Company	Janus Worldwide Fund	130,843
* TransAmerica Life Insurance & Annuity Company	Loomis Sayles Bond Fund	31,590
* TransAmerica Life Insurance & Annuity Company	PBHG Emerging Growth Fund	30,191
* TransAmerica Life Insurance & Annuity Company	PBHG Growth Fund	31,839
* TransAmerica Life Insurance & Annuity Company	Putnam Asset Allocation Growth Portfolio	36,592
* TransAmerica Life Insurance & Annuity Company	Putnam Asset Allocation Balanced Portfolio	259,045
* TransAmerica Life Insurance & Annuity Company	Putnam Asset Allocation Conservative Portfolio	12,477
* TransAmerica Life Insurance & Annuity Company	Putnam Diversified Income Fund	15,210
* TransAmerica Life Insurance & Annuity Company	Stein Roe Capital Opportunities Fund	7,405
* TransAmerica Life Insurance & Annuity Company	Strong Government Securities Fund	3,656
* TransAmerica Life Insurance & Annuity Company	T. Rowe Price International Bond Fund	17,162
* TransAmerica Life Insurance & Annuity Company	Templeton Foreign Fund	82,009

Common stock:
* Moto Photo, Inc.	Common Stock	8,894

* Participant Loans	Loans, maturing through September 2009, with interest rates ranging from 7.0% to 10.5%	78,291
		$3,002,320

* Denotes party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Moto Photo, Inc. Salary Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Moto Photo, Inc. Salary Savings Plan

By: /s/ Daniel L. Thobe

Daniel L. Thobe

Trustee

Date: May 14, 2002

EXHIBIT INDEX

No. Description

    Consent of Arthur Andersen LLP, Independent Public Accountants

99 Letter dated May 14, 2002 from Moto Photo, Inc. to Securities and Exchange Commission Concerning Representations from Arthur Andersen LLP